Filed by Olin Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Olin Corporation
Commission File No.:  1-01070

The following is a copy of the transcript of the conference call and live Internet webcast hosted by Olin Corporation and The Dow Chemical Company on March 27, 2015.

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
DOW - Dow and Olin Corporation Create an Industry Leader in Chlor-Alkali and Derivatives Call

EVENT DATE/TIME: MARCH 27, 2015 / 01:00PM  GMT

CORPORATE PARTICIPANTS
 Jack Brudo The Dow Chemical Company - IR
 Andrew Liveris The Dow Chemical Company - Chairman and CEO
 Joe Rupp Olin Corporation - Chairman and CEO
 Jim Fitterling The Dow Chemical Company - Vice Chairman, Business Operations
 Howard Ungerleider The Dow Chemical Company - EVP and CFO
 John Fischer Olin Corporation - President and COO

CONFERENCE CALL PARTICIPANTS
 P.J. Juvekar Citigroup - Analyst
 Arun Viswanathan RBC Capital Markets - Analyst
 Edlain Rodriguez UBS - Analyst
 Jeff Zekauskas JPMorgan - Analyst
 John McNulty Credit Suisse - Analyst
 Kevin McCarthy BofA Merrill Lynch - Analyst
 Dan Rizzo Jefferies & Company - Analyst
 Hassan Ahmed Alembic Global Advisors - Analyst
 James Sheehan SunTrust Robinson Humphrey
 Alex Yefamov Nomura - Analyst
 David Begleiter Deutsche Bank - Analyst

 PRESENTATION

Operator

 Good day and welcome to the Dow Chemical and Olin Corporation webcast. (Operator Instructions). Also, today’s call is being recorded.

I would now like to turn the call over to Mr. Jack Brudo. Please go ahead, sir.

 Jack Brudo - The Dow Chemical Company - IR

 Good morning, everyone. Thank you for joining us on such short notice. Today Dow and Olin are making this call available to investors and media via webcast. We will discuss more details regarding the announcement made earlier this morning surrounding the definitive agreement to separate Dow’s US Gulf Coast Chlor-Alkali and Vinyl, Global Chlorinated Organics and Epoxy businesses and assets to merge with Olin via a Reverse Morris Trust structure.

Joining me today are Andrew Liveris, Dow’s Chairman and Chief Executive Officer; Jim Fitterling, Vice Chairman Business Operations; and Howard Ungerleider, Executive Vice President and Chief Financial Officer. From Olin, we have a Joe Rupp, Chairman and CEO, who will describe the benefits of the transaction from Olin’s perspective, and John Fischer, President and Chief Operating Officer.

Around 7 AM this morning a release covering today’s announcement went out on BusinessWire and was posted on Dow.com and Olin.com. We will discuss details of the transaction and then conduct a question-and-answer session following the presentation. We have prepared slides to supplement our comments in this conference call. These slides are posted on Dow’s website, Olin’s website and through the link to our webcast.

Some of our comments today include statements about our expectations for the future. Those expectations involve risks and uncertainties. We cannot guarantee the accuracy of any forecasts or estimates and we don’t plan to update any forward-looking statements. If you would like more information on the risks involved in forward-looking statements, please see our SEC filings.

In addition, some of our comments reference non-GAAP financial measures. A reconciliation of the most directly comparable GAAP financial measure and other associated disclosures are contained on the Dow and Olin websites. Unless otherwise specified, EPS, EBITDA and EBITDA margin exclude certain items.

In connection with the transactions, the parties will be filing registration statements and Olin will be filing a proxy statement for a stockholder vote. These filings will contain important information and we advise you to read them. These filings will be available free of charge from the SEC or the relevant company.

On slide 4, I would like to quickly run through the agenda for today’s call. Andrew and Joe will give an overview of today’s announcement including the strategic rationale for the partnership and an overview of the transaction financial structure. Following the presentation, Andrew, Jim, Howard, Joe and John will be available for Q&A.

I will now hand the call over to Andrew Liveris.

 Andrew Liveris - The Dow Chemical Company - Chairman and CEO

 Thank you, Jack, and good morning, everyone. Thank you for dialing in today. We are delighted you could join us for this historic and significant announcement, which will benefit both Dow and Olin shareholders.

As you know in December 2013, Dow announced our intention to separate our chlorine value chain in order to find the highest long-term value for our shareholders and the right natural owner with a strategic agenda built on investing for attractive growth in this group of businesses. After a thorough examination of multiple bidders and several transaction options, I am very proud to tell you with the unanimous support of our Board of Directors, Dow has reached a seminal agreement with Olin that we believe offers significant strategic benefits for both companies and their shareholders.

As you can see on slide 5, for Dow it represents a tax efficient consideration of $5 billion, or a taxable equivalent value of $8 billion with a multiple of 8 times from a 2014 perspective and a multiple of 7 times on a last three-year average with these more commodity like businesses. This is value-creating deal with a high multiple and upfront dividend and debt assumption and strong upside to shareholders while creating a world leading new company for both groups of shareholders.

And it is highly tax efficient for Dow and its shareholders who will receive the benefit of 50.5% of the new entity at the close of the transaction.

If you look at slide 6, today’s announcement is a culmination of all decisions that we proactively executed dating back to 2012 and 2013 when the Dow Board and executive team launched a thorough review to identify further actions that would unlock additional value for shareholders from a part of Dow which has been with us since our founding 118 years ago.

These detailed strategic reviews define the specific steps we would take to drive performance, remunerate shareholders and closely review all of our businesses for a best owner mindset.

You’ve seen the results of our actions which were most recently on full display in our 2014 performance where we delivered a ninth quarter of year-over-year EPS EBITDA and EBITDA margin growth; record full-year EBITDA with growth across all operating segments; record cash flow from operations; accelerated portfolio management actions with $2 billion of proceeds signed in 2014 and now completed; a record $6 billion returned to shareholders in the form of declared dividends and repurchases, and significant progress on our enterprise growth projects on the US Gulf Coast and in Saudi Arabia.

This transaction maximizes the potential of a value chain that while attractive, was no longer part of Dow’s strategic agenda nor could it compete for capital in Dow’s portfolio. By moving it from Dow’s portfolio to a more natural more synergistic owner, this allows Dow to deploy its capital to our targeted higher growth businesses.

Our commitment remains steadfast to deliver higher cash flows, more consistent earnings and most importantly, increase shareholder rewards as our strategic drivers continue to be delivered. These benchmarks are a clear demonstration of our constancy of purpose and consistency of delivery and represent a pattern of performance illustrative of the effectiveness of our self-help actions which brings me back to today’s announcement on slide 7.

Today really marks a significant achievement in our actions to reshape the future of Dow and for Olin. This transaction will enable both of our shareholders to benefit from significant upside opportunity of the newly merged company which will be an industry leader across the Chlor-Alkali and derivatives chain with global market access and first quartile cost structure. Further, it will have highly complementary asset portfolios providing substantial opportunities to realize synergies as well as product expansion and customer benefits.

Agreements are structured so they deliver value. Synergies are being delivered by the new owner through consolidation of supply chain and asset related costs and Dow’s shareholders are seeing an attractive multiple due to the strategic nature of this combination and simultaneously the transaction is immediately accretive to Dow shareholders.

It will also result in reduced debt and accelerated shareholder remuneration while retaining Dow’s integration efficiencies as well as the competitiveness of our chlorine and caustic-consuming businesses such as Dow AgroSciences and our Polyurethanes businesses on the US Gulf Coast and globally.

Turning to slide 8, let’s walk through why the best owner of the chlorine envelope is the one that is at the table with us today. As you should expect, particularly with a transaction of this size, a tremendous amount of work was invested in considering all possible options that would both maximize Dow shareholder value and position our businesses for future success. Looking across the Chlor-Alkali industry landscape, this transaction is a great outcome for Dow, the businesses selected for the transaction and of course for Olin.

They, like Dow, strive to be number one in each of the markets they participate in and have a strong history of outstanding stewardship in EH&S and have participated in a number of successful partnerships with other manufacturers. I feel very confident that our employees moving to the merged company will play a big part in their success.

Dow and the new Olin have a strong ongoing operational and commercial relationship including several anchor long-term supply, service and purchase agreements that will support downstream products for both companies. The New Olin will have a robust balance sheet with significant potential to generate cash flow, growth and shareholder returns.

We have great respect for Olin’s management team and have full confidence in their ability to ensure the merged company reaches its full potential. Olin is an excellent partner to be a steward of these assets with a long and proven track record as well as the ability to obtain significant synergies that can be realized through the merged company.

Turning to slide 9, Dow is in the process of formally separating these chlorine chain businesses into a newly created subsidiary to merge with Olin in a Reverse Morris Trust transaction, which will deliver value of $5 billion at an 8 times multiple consisting of approximately $2.2 billion in common stock based on Olin’s stock price as of the close of business Wednesday, March 25, 2015; $2 billion in cash and cash equivalents, and $800 million in assumed debt and pension liabilities. We intend to execute this transaction as a split off with the spin off utilized to retire significant Dow shares.

The final decision to split off or spin off to be made prior to the close of the transaction depending what will be in the best interest of our shareholders at that time. We see this as a very win-win-win oriented transaction with shareholders, Dow and Olin all benefiting from this very strategic combination. This will enable Dow to continue our drive to use cash in higher value markets and technologies as we continue to become a focused vertically integrated innovation company and will enable Olin to become a first-tier competitor across the chlorine envelope.

Further, it allows both companies to further our statistic drive to deliver increasing shareholder value.

Upon closing of the transaction, Dow shareholders benefit from an ownership at closing of 50.5% of new Olin shares with existing Olin shareholders owning the remaining 49.5%. From a Dow perspective, this transaction will be immediately accretive to earnings per share, will improve ROC, will improve EBITDA margins, and will be favorable on our credit ratios.

Dow shareholders will benefit from the synergies such as logistics, procurement and service support that Joe will highlight later in the presentation.

In terms of governance, Dow will designate three additional directors to Olin’s existing Board and the transaction is subject to a simple majority shareholder vote of Olin shareholders and customary closing and regulatory clearance.

Importantly, completing this transaction also reduces Dow’s replacement asset base by $10 billion and will enable us to continue to focus on high-value differentiated markets while maintaining integration efficiencies. And we now have exceeded our target of $7 billion to $8.5 billion of taxable equivalent value from nonstrategic divestitures that we established last year.

Over the next several quarters, Jim Fitterling, who has spearheaded this transaction from the beginning, will be charged with implementing the transaction for Dow.

In a separate arm’s-length transaction, Dow and Olin have agreed to a 20-year co-investor agreement for the supply of ethylene by Dow to Olin for the volume of ethylene required to operate these businesses today. This agreement is additive to the financials already discussed and is highly value creating to Dow as an increment to our production grid on the US Gulf Coast as well as enabling the new Olin to be a sustainable, independent, integrated full chlor-vinyl producer.

This is a co-producer deal that is standard in our industry making available ethylene capacity for an upfront payment where the ongoing terms represent fair value to both companies and Olin assumes the market risk. And together both Dow in the newly formed company will benefit from long-term sustainable physical integration, which is key to the ongoing profitable growth of both companies and we look forward to a strong relationship that will be in place for years to come.

Now let me introduce Joe.

 Joe Rupp - Olin Corporation - Chairman and CEO

 Thank you, Andrew. It’s a pleasure to be here today to discuss what is both the largest transaction in the long history of the Olin Corporation and truly a transformational one.

As you may know, Olin has been in the Chlor-Alkali business since 1892, 123 years, when the Mathieson Chemical Corporation began operations in Saltville, Virginia. Since 2007, when we divested our metals business, Chlor-Alkali has been the primary focus of the Olin Corporation. We are committed to the business and over the past seven years have invested to modernize, improve and expand in order to evolve into a top-tier commodity chemical business.

The opportunity for Olin to combine its Chlor-Alkali operations with these Dow businesses allows us to take our business to an entirely new level. The scale and product diversity of the new company is shown on slide 11.

It’s a game changer. It creates a win for Dow, a win for Olin shareholders and as Andrew said, a win for both companies as well as the shareholders and for the new group of businesses and their customers. It is consistent with our strategy of building on our existing leadership positions and will create an industry-leading Chlor-Alkali and chlorine derivatives company motivated to invest to further optimize and to expand the business.

With the Reverse Morris Trust Structure we will be able to operate with a robust balance sheet. We strongly believe that this combination will create a world leader with a top-tier cost structure. The assets of the two companies are highly complementary and provide for a broadly diversified product line and a diverse set of logistics capabilities.

These complementary assets provide substantial opportunities to optimize and enhance the operating capabilities and the financial returns on these assets, which will lead to significant incremental shareholder value.

Slide 12 illustrates that we create a leader in chlorine-based products. After the completion of the transaction, Olin will be the largest Chlor-Alkali producer in the world and we will have the following leadership positions in chlorine derivatives: the number one seller of merchant chlorine in North America; the number one seller of chlorinated organics; the number one seller of industrial bleach in North America; the number one seller of on purpose hydrochloric acid in North America; and the number one global supplier of epoxy materials.

The assets of the new Olin will be high quality and low cost. Approximately 85% of the electricity consumed will be generated from natural gas and hydro-power. The combined businesses will also have access to cost advantaged company-controlled brine to support over 80% of the Chlor-Alkali capacity. In addition, the new Olin will be the largest seller of membrane caustic soda in the world.

We believe this combination will generate a minimum of $200 million of synergies by the end of the third year. These are shown on slide 13. And as a reminder, the synergy estimate, which includes approximately 50 discrete projects, has been prepared without any input from current Dow employees. Olin believes the input of Dow employees will result in the identification of additional synergy opportunities.

The major categories of synergies are cost reduction and benefit opportunities from distribution and logistics, asset optimization, operational efficiencies, growth from new production, new products and new customers and growth from new facilities. A specific example of the type of synergy that is available is the manufacturing sale of industrial bleach. As we have regularly described, bleach is a regional business because of the volume of water that is contained in the product, which limits the distance the product can be shipped economically.

The North American Chlor-Alkali assets we are acquiring are in regions where Olin does not currently have bleach manufacturing presence, so expansion to these locations is natural. And in fact, Olin currently has bleach manufacturing equipment that can be quickly put into service.

Olin has a long history of operating Chlor-Alkali facilities with other on-site manufacturers and customers and is looking forward to having Dow as our strategic partner. Dow will be a significant and critical customer of Olin and will contribute to a stable base of chlorine and caustic soda business. This baseload provides Olin with a significant operating leverage on a going forward basis.

We are pleased that we were afforded the opportunity to invest in capacity rights for ethylene. This transaction will allow Olin to be a sustainable integrated chlor-vinyl producer and to fully operate these assets on a competitive basis over the long term.

The combined businesses generated approximately $1 billion of EBITDA on a pro forma basis during 2014. As Olin has said on several occasions over the past year, we believe 2014 represented a trough profitability year for Chlor-Alkali producers in North America and that the combined businesses have significant upside as they move from trough to peak in both Olin Chlor-Alkali, Dow Chlor-Alkali Vinyls and the Dow Epoxy business.

This is reflected in the transaction multiple of 7 times on the last three-year average and 8 times for May 2014 perspective. This transaction allows Olin to leverage its overfunded US defined benefit pension plan. In the transaction we have agreed to assume up to $400 million of Dow US pension liabilities. Based on our current funding status, the most likely cash cost to satisfy this liability is $200 million but under certain scenarios, the cash cost will be zero.

The cash flow from the combined businesses is expected to be very strong. Olin expects to spend approximately $200 million in incremental capital during the first three years to achieve the synergies and the optimal operating and delivery footprints and an additional $100 million to $150 million of transition-related costs during the first three years.

Even with those one-time expenditures, Olin expects the cash generated to significantly exceed demands including the Olin dividend. Olin has paid a dividend for 353 consecutive quarters and remains a key component of our shareholder value proposition and let me assure you, we intend to maintain the current annual dividend of $0.80 per share per year after the completion of the transaction.

In terms of governance, the new Olin will have a separate management team led by myself and an executive team to be selected from the combined entities. We expect the transaction to close before the end of 2015.

Yesterday the Board of Directors of Olin gave its unanimous approval to this transaction and the management team and the Board are both excited and looking forward to a very bright future for Olin. We are pleased to maintain upside for Dow shareholders in all of the expected synergies through our 50.5% ownership.

And with that, I will turn it back to Andrew.

 Andrew Liveris - The Dow Chemical Company - Chairman and CEO

 Thank you, Joe. So on slide 15 from a summary of a Dow value driver’s point of view, you can see that today’s announcement signifies a further powerful shift in Dow’s portfolio towards targeted integrated high-performing markets and serves as another example of how Dow continues to behave as our own best activist and take action in our business portfolio.

We are delivering on our promises. We have now exceeded our divestment target with this transaction.

And this transaction, as Joe has said, offers significant further upside value even beyond the financials we discussed today both in terms of the synergy upsides as well as additional benefits that can be gained through this highly strategic partnership. And of course delivers benefit directly to Dow shareholders by accelerating our share buyback and debt reduction programs and through a high multiple in a tax efficient structure.

We are very excited about the joint strengths of our business combination in the transaction with Olin and the significant growth opportunities it represents for all of our shareholders.

And now, Jack, let’s turn it over to Q&A.
 QUESTION AND ANSWER

 Jack Brudo - The Dow Chemical Company - IR

 Thank you, Andrew. Now we will move on to your questions. First, however, I would like to remind you that my comments regarding forward-looking statements and non-GAAP financial measures apply to both our prepared remarks and the following Q&A.

Deanna, would you please explain the Q&A procedure?

Operator

 Thank you, sir. (Operator Instructions). P.J. Juvekar, Citi.

 P.J. Juvekar - Citigroup - Analyst

 Good morning and congratulations. A couple of questions. What sealed the deal, Andrew, with Olin among the many interested parties you had? Was doing chlorine and ethylene transactions together, was that a prerequisite for this transaction?

 Andrew Liveris - The Dow Chemical Company - Chairman and CEO

 No. Absolutely, totally not. Value and value to Dow shareholders drove our entire process. But a very close second to that was a strategic ongoing partnership with a company that respected and believed in the integration embedded in our Freeport site in particular, but beyond that across our sites across the world.

We were always wanting a partner that was interested in all three businesses rather than just one. We have said many times on our earnings calls, as you guys ask for updates, that we were willing to do separate deals but it would be our far preference to be with one operator that had a strategic capability to grow these businesses. The diversification that Olin gets from this and Joe can speak to it with his answer, is a big plus whether it be epoxy or chlorinated organics. They are not in chlor-vinyls today, so by necessity and by design we were very open to any ethylene deal and that’s what you have seen created here. And that would’ve been true of anyone who didn’t have backward integration.

And clearly the discussion that we were very keen on is the ongoing viability of our other chlorine derivatives and so we needed a back-and-forth set of arrangements that could fulfill growth for those businesses. So we got all three, high upfront value, high ongoing value, a strategic partner, an operator and someone who would grow the businesses all in Olin.

 P.J. Juvekar - Citigroup - Analyst

 Great, thank you. And just on the ethylene side, is that a cost plus deal and what kind of upfront payments would Olin make to Dow?

 Andrew Liveris - The Dow Chemical Company - Chairman and CEO

 Okay, so firstly there’s an upfront payment and therefore it is not a cost plus deal in a traditional sense. It’s a capital upfront deal that enables integration production economics, very standard in our industry. This upfront payment has a commercial arrangement to it. That number is $391 million, or roughly $400 million. Jack, I am looking at you. Okay, close to that. There’s two parts to that so we will give you more details later on follow-up calls.

That enables us to defray capital associated with our US production footprint. As you know we are big investors down there. We had a similar deal set up with another deal structure with our Idemitsu partnership that never came to pass on linear alpha olefins. So we are open to those deals if it makes commercial sense for the user, in this case Olin, or in the other case Idemitsu, and we have these arrangements in place in Canada, in Kuwait and very very much a common way of doing things in our industry.

Operator

 Arun Viswanathan, RBC Capital Markets.

 Arun Viswanathan - RBC Capital Markets - Analyst

 Thanks for taking my question and congratulations on the deal. I guess just first off, how does this affect your plans as far as overall capacity in the industry both from Dow and Olin’s perspective? Would there be any overlapping sites that you’d expect to change your footprint on?

 Andrew Liveris - The Dow Chemical Company - Chairman and CEO

 So, Joe, maybe you can start with that one?

 Joe Rupp - Olin Corporation - Chairman and CEO

 Yes, the transaction gives us the opportunity to optimize our chlorine and caustic soda production across a broader manufacturing base and obviously we are going to look towards the most economical place to manufacture our product, so there’s plenty of opportunity for us to do that.

 Arun Viswanathan - RBC Capital Markets - Analyst

 And you have talked about a trough in Chlor-Alkali here in 2014. Was there anything under your control that I guess would help lift you out of that trough, or is it somewhat still dependent on market conditions? And is the $1 billion that you cited pre-synergies, I would imagine that that is more of an ongoing number not necessarily -- how do you get to that greater value over time?

 Joe Rupp - Olin Corporation - Chairman and CEO

 We think that from our perspective, which is a little bit different than Dow’s, we are a merchant chlorine producer and we are a little bit more cyclical than the Dow businesses are, so we have been in a trough and we do need the markets to pick up a little bit for us to get out of that from a chlorine perspective.

What is happening for Olin and why it is such a strategic move for us is that we put chlorine really into three products and we are purchasing a company or merging with the company that actually puts chlorine into 18 products. So Dow is less cyclical and will make Olin less cyclical as we move forward. So we believe from a trough perspective we are at $1 billion and we believe that there’s probably an upside of another $200 million as you come out of the trough.

 Andrew Liveris - The Dow Chemical Company - Chairman and CEO

 And I think just to pile on, so the complementarity is embedded in Joe’s statement just then. This group of businesses and being in Chlor-Alkali already but in different businesses makes Olin less cyclical from their starting point. Our group of businesses moving this business to Olin makes us less cyclical from our vantage point. We are just in different parts of the margin chain and what fits the new Olin didn’t fit the old Dow and that was why to P.J.’s earlier question this made such strategic sense.

Operator

 John Roberts, UBS.

 Edlain Rodriguez - UBS - Analyst

 Good morning, actually it’s Edlain Rodriguez. Just one quick question for Andrew. In terms of more details on the upfront payment, how is that calculated given that we don’t know what ethylene margin Dow is giving up?

 Andrew Liveris - The Dow Chemical Company - Chairman and CEO

 Look, we are not giving away details of how that is calculated other than we are very happy with the commercial arrangement from the point of view of capital per dollars per ton of ethylene. And Jim, did you want to elaborate on any of that?

 Jim Fitterling - The Dow Chemical Company - Vice Chairman, Business Operations

 No, I don’t.

 Howard Ungerleider - The Dow Chemical Company - EVP and CFO

 Edlain, this is Howard. I think the important thing to focus on is that the $5 billion of value does not include that ethylene payment and so all the multiples are based on that $5 billion and so that’s how you should be thinking about this transaction.

 Edlain Rodriguez - UBS - Analyst

 No, that makes sense and one quick one for Joe. In terms of Olin’s new reporting segments, what does that look like and will the epoxies and vinyls business be separate segments?

 Joe Rupp - Olin Corporation - Chairman and CEO

 We haven’t said and as we move forward in time, certainly we will start to reveal that.

Operator

 Jeff Zekauskas, JPMorgan.

 Jeff Zekauskas - JPMorgan - Analyst

 I imagine that the EBITDA that Dow is putting into the entity is about $650 million. How does that split in EBIT and D&A and what are the normal ongoing CapEx requirements of the asset that is being separated?

 Andrew Liveris - The Dow Chemical Company - Chairman and CEO

 I will give Howard the first bite of that and Joe, maybe one of your team or you want to handle the second part?

 Howard Ungerleider - The Dow Chemical Company - EVP and CFO

 I would say, Jeff, you will see more of that as we get closer to close. We haven’t given away the D&A split but the EBITDA you are right, it is between 600 and 650 of EBITDA that we will be going from DCP, or Dow Chlorine Products into the new Olin.

 Joe Rupp - Olin Corporation - Chairman and CEO

 The question you had was on capital. (multiple speakers) capital is really about $150 million of base link capital. We introduced the topic that we’re going to spend $200 million of capital to achieve synergies as we go forward.

 Jeff Zekauskas - JPMorgan - Analyst

 Okay, great. Thank you so much.

Operator

 John McNulty, Credit Suisse.

 John McNulty - Credit Suisse - Analyst

 Good morning and congratulations to both of you. Andrew, just a quick question. In terms of how this is structured, I guess it doesn’t seem like there should be a lot of stranded costs but can you walk us through if there is any stranded cost for Dow and how we should be thinking about the timing of when they get pulled out?

 Andrew Liveris - The Dow Chemical Company - Chairman and CEO

 There will be some -- thank you for your question, John. There will be some stranded costs. You will hear from us very soon on what we aim to do about that. We are very committed to leave none of that in the residual part of our company. There is back-and-forth service agreements as part of this deal that helps defray some of it but clearly the parts that don’t get defrayed will be removed from our company.

 John McNulty - Credit Suisse - Analyst

 Okay, great. And then just with regard to cash flows, I believe you had a $5 billion share buyback program in place that was supposed to take the next few years, two to three I think what was implied. Any chance that this gets accelerated and can you give us maybe color as to how quickly it may get accelerated?

 Andrew Liveris - The Dow Chemical Company - Chairman and CEO

 Definitely has strong acceleration with this deal. That’s a big part of the value creation here. We get to accelerate that as this deal closes. That’s our aim. So that should be good news for all of our shareholders. Howard will have more to say about that on the Q1 earnings call.

Operator

 Kevin McCarthy, Bank of America.

 Kevin McCarthy - BofA Merrill Lynch - Analyst

 Good morning and congratulations to both companies. My question relates to the resupply of chlorine and caustic. Presumably Dow will still have some need for both of those molecules as a customer of the combined entity. And so I’m wondering if you could speak to two things. First, how much chlorine and caustic might flow back to Dow? And then what will the terms of sale be for those molecules in the future, will it be a quarterly pricing mechanism and market-based price economics, or is there a different arrangement?

 Andrew Liveris - The Dow Chemical Company - Chairman and CEO

 Yes, I’ll give Howard a shot at that and then maybe Jim wants to pile on and anyone from Joe?

 Howard Ungerleider - The Dow Chemical Company - EVP and CFO

 Sure. Good morning, Kevin. I would say that we haven’t disclosed the capacities but rest assured that our polyurethanes business and our ag will be a consumer. We are talking about $1 billion ultimately of revenue that will be flowing from the new Olin that will be coming from Dow fundamentally. Jim, any -- ?

 Jim Fitterling - The Dow Chemical Company - Vice Chairman, Business Operations

 Yes, the only other thing I would say is that for both polyurethanes and per [DAS] we worked out arrangements with Olin to maintain the physical integration and are minimally, marginally incremental increases in those costs.

 Howard Ungerleider - The Dow Chemical Company - EVP and CFO

 And they will be all market-based both ways on the flows.

 Kevin McCarthy - BofA Merrill Lynch - Analyst

 Okay, that’s helpful. Then a second question for Joe, if I may. You have indicated $200 million of synergies with upside to $300 million within three years. Can you give us a sense for the pace of extraction and how much you might be able to take out day one, year one and year two?

 John Fischer - Olin Corporation - President and COO

 We would expect -- this is John Fischer -- we would expect to generate those synergies roughly evenly over the first three years.

Operator

 Laurence Alexander, Jefferies.

 Dan Rizzo - Jefferies & Company - Analyst

 Good morning, guys. This is Dan Rizzo in for Laurence. Given what you wanted to do with the Chlor-Alkali business, is there -- potentially would you be moving towards a minority stake going forward, or selling more to Olin or to the new combined entity?

 Andrew Liveris - The Dow Chemical Company - Chairman and CEO

 Just to be very clear, the deal transaction structure, RMT structure has Dow Chemical owning 50.5% upon close but is our full intention to go ahead and do the split off such that Dow shareholders become the Olin shareholders. So we, Dow Chemical, will have as time gets past close, no residual ownership, so this will be Olin with Dow shareholders participating in the new Olin, which is a win for our shoulders and a win for Dow shareholders because Dow shareholders in Olin and Dow shareholders in Dow because Dow will redeem shares, so we get the two wins there for our shareholders.

In terms of our legacy or remaining Chlor-Alkali assets as it relates to our ongoing businesses that are fully integrated, which is part of our integration, five years out from now there could be opportunities to do some more. We have other agreements and other arrangements in place. We have a partner on site that we will work with for the next few years and so I’m pretty hopeful that out there in the future there may be more deal structures.

 Dan Rizzo - Jefferies & Company - Analyst

 Okay. Thank you. That’s helpful.

Operator

 Frank Mitsch, Wells Fargo.

Unidentified Participant

 Hi. It’s actually Rory in for Frank Mitch. Thanks for taking my question. More on the Olin side, Joe, I was hoping you can help us understand what you think the right leverage level is longer-term with the cash flow provided you are coming through with and how we should think about how Olin views that?

 Joe Rupp - Olin Corporation - Chairman and CEO

 John, why don’t you answer that.

 John Fischer - Olin Corporation - President and COO

 Yes, Rory, I think our position regarding leverage is unchanged. We have historically said that at the midpoint of a Chlor-Alkali cycle that we should be leveraged at about 2 times debt to EBITDA. We are going to come out. We’re going to obviously issue debt for about $2 billion to cover the transaction, so we will be above that but as the slide that we showed in the presentation shows, we should be able to rapidly deleverage towards that and our target would be to be at something like 2 times debt to EBITDA.

Unidentified Participant

 Okay. And then on the Dow side, I know you guys mentioned the proceeds we can instantly go in and repurchase shares. Is there anything else we are considering we can do with the cash at this point?

 Howard Ungerleider - The Dow Chemical Company - EVP and CFO

 My job as CFO hopefully for you is to be boringly consistent, so we’ve got four key points that we have been focused on and will remain focused on and that is continue with our shareholder remuneration, and Andrew touched on that, finish our growth projects with the US Gulf Coast and Sadara, maintain of course our investment grade rating and continue with our JV cleanup. Those are the four priorities.

Operator

 Hassan Ahmed, Alembic Global.

 Hassan Ahmed - Alembic Global Advisors - Analyst

 Congratulations on the deal. Listen, I know obviously a fair bit of work ahead of you guys to attend the synergy numbers, integrate and the like. But one of your competitors is obviously out there talking about considering an MLP. Now a two-part question.

A, is there any thought given to maybe eventually dropping these Chlor-Alkali assets into an MLP? So that is part one. Part two is that the structure of these RMT deals, do they preclude you from carrying out such a transaction?

 Joe Rupp - Olin Corporation - Chairman and CEO

 I would say at this point in time it would be premature for us to talk about MLP but that really had nothing to do with the transaction that we are concluding today. I don’t if you want to make any comments.

 John Fischer - Olin Corporation - President and COO

 And under the RMT structure, there are prohibitions on Olin for two years in terms of disposition or changing the nature of assets and so we would have to be cognizant of that as we went forward.

 Joe Rupp - Olin Corporation - Chairman and CEO

 Right.

 Hassan Ahmed - Alembic Global Advisors - Analyst

 Very helpful. Thank you.

Operator

 James Sheehan, SunTrust Robinson Humphrey.

 James Sheehan - SunTrust Robinson Humphrey

 Could you talk a little bit more about the accretion to Dow and any way of quantifying that?

 Andrew Liveris - The Dow Chemical Company - Chairman and CEO

 Yes, I will give Howard the floor there.

 Howard Ungerleider - The Dow Chemical Company - EVP and CFO

 Yes, absolutely, Jim. Good to talk to you. When you do the math and you look at the lower interest expense that is going to come back to Dow for the debt for debt exchange, if you look at the lower share count that Andrew talked about on his prepared remarks, our intention to do the split off, so if you a share count reduction, you offset that by the lower earnings. We estimate it’s going to be immediately accretive to Dow shareholders at close in the range of about $0.05 a share.

 James Sheehan - SunTrust Robinson Humphrey

 And also on the Olin side, could you guys talk about what this consolidation means for the industry structure and do you see the ECU values over the next couple of years being stronger than you did before the transaction?

 Joe Rupp - Olin Corporation - Chairman and CEO

 I think as we have said, what is going to happen in the industry is that it is going to come out of it cycle and that is the good news. And we, Olin, are going to operate on delivering the synergies that we’ve talked about today, which will make us a stronger company.

Operator

 [Alex Yefamov], Nomura Holdings.

 Alex Yefamov - Nomura - Analyst

 A question about the ethylene agreement. Does Dow expect to receive continued payments for ethylene supply to Olin and also can you quantify the amount of ethylene that will be sold?

 Jim Fitterling - The Dow Chemical Company - Vice Chairman, Business Operations

 The amount of ethylene that’s going in is the same amount that is used to supply those chlor-vinyl businesses today. We will have an addition to what was the capacity investment upfront, there will be ongoing relations with Olin for the provision of that ethylene and that is done on a co-producer integrated economics basis.

 Alex Yefamov - Nomura - Analyst

 Okay, thank you. And a question for Joe, does this transaction change your thinking about Winchester being part of the portfolio? And also does the RMT structure prevent you from doing anything with Winchester for the next two years? Thank you.

 Joe Rupp - Olin Corporation - Chairman and CEO

 Alex, the second question is correct. It prevents us from doing anything for two years but I would just want to make a comment, that business continues to perform at a high level. As we said in the past, it has a low tax basis that makes unlikely the disposition would be real value creating.

Operator

 David Begleiter, Deutsche Bank.

 David Begleiter - Deutsche Bank - Analyst

 David, first on the EBITDA, I think you initially referenced $0.5 billion of EBITDA from these assets. Now we are up to about $625 million. Can you bridge that gap, please?

 Andrew Liveris - The Dow Chemical Company - Chairman and CEO

 So the $500 million is the clean number and there is now back and forth to Olin, the new Olin, that lifts that number to $640 million. That’s the simple math. Howard, did you want to give any more details on that?

 Howard Ungerleider - The Dow Chemical Company - EVP and CFO

 Yes, sure, David, good morning. There’s two basically moving parts that bridge from the $500 million to the $600 million to $650 million. The first part is this back-and-forth of Dow selling products and services to new Olin, new Olin selling back. That’s a net number that is a bigger number. And then the second number is really around environmental remediation and pension, and those two numbers net out to between the bridge between the $500 million and about the $600 million, $650 million.

 David Begleiter - Deutsche Bank - Analyst

 Got it. And just on the ethylene supply agreement, Andrew and Howard, you said it was highly value creating for Dow. How is selling ethylene at basically [reduced] economics for 20 years value creating for Dow?

 Andrew Liveris - The Dow Chemical Company - Chairman and CEO

 Well, you, in your question ignored the upfront payment so if you did cash now versus cash later and the cash later is all at market risk and the cash now is certain, I think that would economically answer your question. But, Jim, do you want to elaborate?

 Jim Fitterling - The Dow Chemical Company - Vice Chairman, Business Operations

 No, I agree that is the case and of course then Olin is an investor and taking market risks and so we will together benefit from that.

 Howard Ungerleider - The Dow Chemical Company - EVP and CFO

 And I would say this is not a condo cracker deal, David, so we’re going to retain the depreciation, which will be a positive as well.

 Jack Brudo - The Dow Chemical Company - IR

 Deanna, we’re going to stop right there. We’re out of time. Thank you for your questions today and your interest in Dow and Olin. Andrew, would you like to make any final comments?

 Andrew Liveris - The Dow Chemical Company - Chairman and CEO

 Well, as my guest here in Midland, we’re from Midland today, I thought I would give Joe the floor first.

 Joe Rupp - Olin Corporation - Chairman and CEO

 We thank you for joining us today and listening and asking great questions about this game-changing transaction that we’ve announced and we look forward to keeping you updated as we move through to closing.

 Andrew Liveris - The Dow Chemical Company - Chairman and CEO

 Thank you, Joe, and we are very excited by this deal. This deal is a Reverse Morris Trust structure, so it has some details that I hope you will follow up on with our direct dialogue with all of you. Jack and our team are available as is of course Larry and the Olin team available to you shareholders.

We see it from a Dow point of view as fulfilling one of our most important promises, which is to move on our portfolio to become simpler, more transparent and we believe this transaction is highly value creating, it’s accretive, it’s a win on multiple but it’s also a win on ongoing synergies that Joe and his team talked about. We also have cost take-out at Dow that will come from this, per one of the questions. And critically, the other question expedited buyback of shares, which is directly shareholder oriented, debt paydown, buyback of shares and then accretion and high value creation and simplicity, it’s a win, win, win for Dow and Olin shareholders. And we are very excited by the deal and thank you for listening today.

 Jack Brudo - The Dow Chemical Company - IR

 Thank you Andrew and Joe. For your reference a copy of our prepared comments will be posted on Dow and Olin websites later today. This concludes our call for today. We are looking forward to speaking with all of you again soon.

Operator

 Thank you for your participation. That does conclude today’s conference.

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Forward-Looking Statements

This communication includes forward-looking statements.  These statements relate to analyses and other information that are based on management’s beliefs, certain assumptions made by management, forecasts of future results, and current expectations, estimates and projections about the markets and economy in which Olin Corporation (“Olin”) and The Dow Chemical Company’s (“TDCC”) chlorine products business operate.  These statements may include statements regarding the proposed combination of TDCC’s chlorine products business with Olin in a “Reverse Morris Trust” transaction, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Olin’s and TDCC’s  chlorine products businesses’ future operations, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies and competition.

The statements contained in this communication that are not statements of historical fact may include forward-looking statements that involve a number of risks and uncertainties. We have used the words “anticipate,”, “intend,” “may,” “expect,” “believe,” “plan,” “estimate,” “will,” and variations of such words and similar expressions in this communication to identify such forward-looking statements.  These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control.  Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to:  factors relating to the satisfaction of the conditions to the proposed transaction, including regulatory approvals and the required approvals of Olin’s shareholders; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that Olin may be unable to achieve expected synergies and operating efficiencies in connection with the transaction within the expected time-frames or at all; the integration of the TDCC’s  chlorine products business being more difficult, time-consuming or costly than expected; the effect of any changes resulting from the proposed transaction in customer, supplier and other business relationships; general market perception of the proposed transaction; exposure to lawsuits and contingencies associated with TDCC’s  chlorine products business; the ability to attract and retain key personnel; prevailing market conditions; changes in economic and financial conditions of Olin and TDCC’s  chlorine products business; uncertainties and matters beyond the control of management; and the other risks detailed in Olin’s Form 10-K for the fiscal year ended December 31, 2014.  The forward-looking statements should be considered in light of these factors.  In addition, other risks and uncertainties not presently known to Olin or that Olin considers immaterial could affect the accuracy of our forward-looking statements.  The reader is cautioned not to rely unduly on these forward-looking statements. Olin and TDCC undertake no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed combination of Olin with the chlorine products business of The Dow Chemical Company (“TDCC”), Blue Cube Spinco Inc. (“Spinco”) will file a registration statement on Form S-4 containing a prospectus and Olin will file a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus with the Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITYHOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OLIN, TDCC, SPINCO AND THE PROPOSED TRANSACTION. Investors and securityholders may obtain a free copy of the registration statements/prospectuses and proxy statement (when available) and other documents filed by Olin, TDCC and Spinco with the SEC at the SEC’s website at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from the respective companies by directing a request to Olin at Olin Corporation, ATTN: Investor Relations, 190 Carondelet Plaza, Suite 1530, Clayton, Missouri 63105 or TDCC or Spinco at The Dow Chemical Company, 2030 Dow Center, Midland, Michigan 48674, ATTN: Investor Relations, as applicable.

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This communication is not a solicitation of a proxy form any investor or securityholder.  However, Olin, TDCC, Spinco and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from shareholders of Olin in respect of the proposed transaction under the rules of the SEC.  Information regarding Olin’s directors and executive officers is available in Olin’s 2014 Annual Report on Form 10-K filed with the SEC on February 25, 2015, and in its definitive proxy statement for its 2015 Annual Meeting of Shareholders filed March 4, 2015. Information regarding TDCC’s directors and executive officers is available in TDCC’s Annual Report on Form 10-K filed with the SEC on February 13, 2015, and in its definitive proxy statement for its annual meeting of shareholders filed March 27, 2015. These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

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